EXHIBIT 99.3

The table below specifies the date, amount and weighted average price per GDS purchased by Cascade Investment, L.L.C. during the past sixty days.  All transactions were effected in the open market on the New York Stock Exchange or Electronic Communication Networks.

Purchase Date	Number of GDSs Purchased	Weighted Average Price Per GDS	Range of Price Paid Per Day
3/23/2009	500,000	$13.6637	$ 13.56 - 13.85